 Exhibit 99.6

Earnings Call 1

EARNINGS CALL 1

Q1 FY 2016 RESULTS

July 21, 2015

CORPORATE PARTICIPANTs

Vishal Sikka

Chief Executive Officer & Managing Director

Rajiv Bansal

Chief Financial Officer

Pravin Rao

Chief Operating Officer

Mohit Joshi

Head – Financial Services

ANALYSTS

Anantha Narayan

Credit Suisse

Ankur Rudra

CLSA

Yogesh Agarwal

HSBC

Parag Gupta

Morgan Stanley

Sandeep Shah

CIMB

Diviya Nagrajan

UBS

Sagar Rastogi

Ambit Capital

Kawaljeet Saluja

Kotak Securities

Manik Taneja

Emkay Global

Moderator

Ladies and gentlemen, good day and welcome to Infosys Earnings Conference Call. As a reminder, all participant lines will be in the listen-only mode. There will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing ‘*’ then ‘0’ on your touchtone telephone. Please note that this conference is being recorded. I now hand the conference over to Mr. Sandeep Mahindroo. Thank you and over to you sir.

Sandeep Mahindroo

Hello! Everyone. Welcome to Infosys Earnings call to Discuss Q1 FY16 Financial Results. I am Sandeep from the Investor Relations team in Bangalore. Joining us today on this call is CEO and M.D. – Dr. Vishal Sikka; COO – Mr. Pravin Rao; CFO – Mr. Rajiv Bansal, along with other members of the senior management team. We will start the call with some remarks on the performance of the company by Dr. Sikka followed by comments by the leadership team. Subsequently we will open up the call for questions. Before I hand it over to the management team, I would like to remind you that anything which we say which refers to our outlook for the future is a forward-looking statement which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov. I would now like to pass it on to Dr. Vishal Sikka.

Vishal Sikka

Thank you, Sandeep. Good Morning, everyone. Thank you for joining us.

I am very pleased with our overall performance for this quarter that ended on 30th of June 2015 after the below average performance we saw in Q4 of last year. On nearly every parameter, our results were on par or ahead of our plan.

Quarter-on-quarter our revenue was US$2.256 bn or in Indian rupees Rs.14,354 crores. This translates to a quarter-on-quarter growth of 7% in rupee terms, 4.5% in US dollar terms and 4.4% in constant currency. The overall demand environment continues to be encouraging barring a few select industry segments. Our volumes grew 5.4%. This was our best quarterly growth in revenue terms in the last 15 quarters and in the volume growth in the last 19 quarters excluding the effect of acquisitions.

I believe these results are based on our creating a deeply client-centric organization in our traditional service lines as well as in our new initiatives and in our business-enabling functions. In large deals and in top accounts, we have reimagined the client experience and created new processes to bring more discipline and more focus and this is enabling us to design our proposals based on specific value drivers for our clients. In new service lines, we are seeing widespread adoption of innovation and of new emerging technologies, both in grassroots and in breakthrough innovation and this is opening up entirely new types of conversations and engagements with our clients.

Our operating margin for the quarter was 24%, down from 25.7% of the previous quarter, primarily on account of seasonal wage increments and visa fees. Employment utilization was at 80.2% excluding trainees and 75.7% including trainees, and we see certainly some room for improvement here. We have rolled out specific initiatives during the quarter that are targeted at improving the productivity of employees and we are starting to see good adoption of these. We have created a strong operational focus throughout the organization and with every employee. While we are still early in our journey to become the leading next-generation services company, these results give us good momentum for the rest of the year.

Let me now talk about a few specific aspects of our performance. Growth came across the board in all our business segments. In Financial Services we had a record quarter under the leadership of Mohit, under Manish’s leadership in Healthcare and Life Sciences we saw that segment have one of its strongest quarters; in Manufacturing and Hi Tech under Sanjay Jalona’s leadership, key client relationships saw significant expansion; in Energy and Communications under Rajesh, we also saw good growth despite sectoral pressures; in Sandeep’s Retail, CPG unit we had a great quarter of deal conversions. Under Ravi’s leadership who took over as our global delivery head recently, he has been instrumental in growing our horizontal service lines across the board. In particular, Infrastructure Management grew by more than 7%.

Last quarter I talked about the changes we made to rethink our client-facing sales and delivery functions bringing together multiple parts of the organization and enhancing our RFP processes. All of these have begun to show results both in large deal wins and in client matrix. In large deals, improving our competitiveness to win large multiyear outsourcing engagements is important to build a solid revenue base for future growth and to establish stronger client relationships which is so critical to our business. We closed 6 deals of more than $50 mn each including 3 deals of more than $100 mn each. This includes a multi-year agreement with Deutsche Bank, covering be-spoke Development, Maintenance, Digital and Mobility, Package Implementation and Testing. Application Development and Management; Transformation and Innovation Services for Allied Irish Bank, a BPO and SAP services engagement with shared service unit of the Australian state of New South Wales. Continuing the momentum in the first few weeks of July we have won a few additional large deals.

We instituted stronger oversight of our top accounts with a more rigorous focus on pipeline development and conversion. Our top-10 clients grew by 5.7% quarter-on-quarter compared to a decline of 1.2% in the previous quarter. We added 37 net new clients and the number of $50 mn+ accounts increased to 49. We have now integrated our consulting partners into our top 200 accounts. Our intent here is to increase the focus on discovering and delivering new value to our most strategic client partnerships and we are doing this primarily using Design Thinking and engaging with the clients at a strategic level. I am hopeful that these initiatives will show a positive trend through the rest of the year.

Higher revenue per FTE is perhaps the most important measure of the success of our strategy. As I have said before, the pricing environment for traditional services continues to see downward pressure. We will work to change the trajectory of per capita revenue upwards in the coming quarters. The traction in our Finacle and Edge units and the acceleration of our deployment of automation solutions for software maintenance, Infrastructure Management, and Business Process Outsourcing is our focus. In Finacle, we won 19 deals during the quarter including those with Corporation Bank, Indian Overseas Bank and Qantas Credit Union. Our Edge suite of software-as-a-service offerings was sold to 14 new clients in the last quarter and 4 of those have already gone live. Johnson & Johnson selected ProcureEdge for its worldwide sourcing operations, BT Openreach expanded its use of our AssistEdge platform in its call centers for improving customer experience and providing analytical insights.

By the first of August we will have completed the merger of our Finacle and Edge teams into one entity to leverage synergy in product management, go-to-market and in operational processes. Our Infosys Automation Platform for infrastructure management is now live in 10 clients and is already yielding results in the form of up to 37% increase in effort productivity and up to 17% increase in human capital efficiency. Similarly, with Panaya we have seen some great traction in this last quarter. We won 15 large and joint engagements with Infosys and Panaya teams in our Retail, Manufacturing, Utilities, and Services segments coming together. We are pursuing over 137 opportunities for Panaya’s cloud suite platform and applying it to our enterprise system upgrade as well as our testing service lines and realizing superior 35% to 50% productivity gains as a result.

Let me now talk about mid-term strategies. From my one-on-one interaction with client executives in our client conference in San Francisco in last April, my sense is that our strategies and actions are resonating very well with the client’s own priorities. This has begun to show up in multiple engagements across the company. We continue to make headway with our new services. We now have more than 127 client engagements of the Infosys Information Platform with 7 already in production and 16 pilot engagements having already been completed in areas such as predictive analytics for railroads, sales effectiveness, driver telematics and customer segmentation.

As you know, we also completed the acquisition of Kallidus during this quarter and there is a growing pipeline especially in our Retail portfolio for the Kallidus mobile commerce platform. Our M&A and innovation-related investment plans continue in full steam. We have participated in a series-A investment round in ANSR Consulting, a management consulting that helps Fortune 500 companies in setting up global IT centers with Infosys as a preferred services provider partner for ANSR.

Perhaps one of the most exciting activity of the quarter was our ‘Zero Distance’ initiative to bring new value to all of our existing client projects through innovation. The program now touches 70% of our delivery engineers and more than 676 of these ideas are already being discussed with clients. We are tracking these very closely. This grassroots innovation is at the core of our strategic transformation that we have embarked upon as a company. Ideas for innovation have come in all kinds of interesting areas like knowledge-based IT and use of Artificial Intelligence, Neural Networks, early validation in Performance Testing, Test Automation using Robotics, Automation for Cloud Migration, Statistical Modeling for Marketing Campaigns and all kinds of next-generation technology work using Open Source technology and others are starting to show results.

From an employee standpoint, we continue to invest in our people. We rolled out an average wage increment of 7.5% to 8% offshore and 2.5% onsite during the quarter. Attrition remains in check. On an annualized basis attrition during Q1 was 14.2%, that is a 9.2% improvement over the last one year, the attrition in Q1 of 2015 financial was 23.4%. There was a slight uptick in absolute terms during the quarter, although this is seasonal for this time of year. Our total employee headcount for the group stands at 179,523.

Employee engagement efforts during the quarter were focused on the project manager layer, steering innovation at the project level at every project. We continue to simplify internal processes and policies to make Infosys a great place to work for every one of our employees. Employee training has always been a key priority and a fundamental value of our company. We have reinforced our curriculum and strengthened assessment. The Infosys Learning Platform which I talked about last quarter has now been rolled out to 3,000 trainees in our foundation training program. 480 employees have been trained on machine learning concept during the quarter and our Design Thinking training, the one- day immersive Design Thinking methodology, has now crossed 40,000 employees. As you can see the deeply held value of learnability that Mr. Murthy used to talk about continues to be our strong focus.

Finally, one more point on innovation: We are seeing new ideas coming from all corners of the company, reflecting a culture of learning and embracing change. One remarkable example is our facilities team, which has done some incredible work on renewable energy with a goal of making our campus self-sufficient by 2018. Under the great leadership of Ramdas, our Hyderabad campus will go completely off-grid by the end of this year.

Our first quarter performance gives me increased confidence that we can meet our earlier stated full year revenue guidance of 10%-12% in financial ‘15 constant currency terms.

I want to thank all of our leadership team across Infosys from sales and consulting to delivery and all our enabling functions. All these leaders are committed to and passionate about delivering value for our clients and to our investors.

And now my friend Rajiv who was recognized as the Best CFO by Finance Asia this quarter, and in my view he is the best CFO period, will now take you through the financial highlights before we open up to questions. Thank you.

Rajiv Bansal

Thank you, Vishal. Good Morning, everyone.

We ended the quarter with revenues of Rs.14,354 crores, quarter-on-quarter growth of 7% in rupee terms. In US dollar term we grew 4.5% on reported basis, on constant currency basis based on Q4 average rate, we grew by 4.4% and by 3.6% based on March 31, 2015 rates. If you recollect, in April we had given a guidance of 10% to 12%, which required a sequential growth rate of 2.8% to 3.5% in March 31 rates to meet the upper end of the guidance. Our performance in Q1 is in line with the required rate for the upper end.

I believe we have done reasonably well on the margins front in this quarter; we have been able to contain the impact of wage hike and visa cost on our operating margins to 170 basis points through better operational efficiencies and cost optimization efforts. As you would recall, we rolled out an average wage hike of 6.5% for employees in India and 2% for overseas employees. The net impact of all the hikes that we have done including the retrials benefits was about 7.5% for the quarter and about 2.5% for the overseas employees. We have also rolled up promotions in line with our quarterly promotion policies during the quarter. During the quarter, our utilization excluding trainees went up from 78.6% to 80.2% and onsite mix increased to 29.2%.

Pricing continues to be under pressure and has declined by 0.7% quarter-on-quarter on reported basis and 0.8% on constant currency basis. On a year-on-year basis, the pricing has declined by 7.3% in reported terms and 3.3% in constant currency terms.

We added 11,889 gross employees during the quarter with a net addition of 3,336 employees. We normally see a higher attrition in Q1 as employees leave during the quarter for pursuing higher studies. Our annualized attrition on standalone basis was 14.2% as against 13.4% last quarter and on consolidated basis was 19.2% as against 18.3% last quarter. However, annualized attrition on a standalone basis has declined by over 900-basis points to 14.2% when compared to Q1 of last year. Similarly, on a consolidated basis, annualized attrition of 19.2% is 700 basis point reduction compared to Q1 of last year. This highlights the positive impact of all the initiatives that we have undertaken in the last year to retain our talent.

Our cash and cash equivalents as of June 30th was Rs.30,235 crores as compared Rs.32,585 crores on March 31st. The decline in cash and cash equivalents is due to pay out of final dividend and pay out towards acquisition of Kallidus and impact of increase in DSO days. Our DSO for the quarter went up to 68 days, something that we are watching very closely.

Last quarter, we articulated our capital allocation philosophy with up to 50% of our net profits to be distributed as dividend and balance to be invested towards M&A and capex. With interest rates falling and expected to fall further during the year, we expect our interest income as a percentage of revenue to be significantly lower compared to last year.

During the quarter, we have seen volatile currency markets with rupee depreciating against US dollar and major global currencies. For instance, on a quarter end exchange rate, rupee has depreciated by 1.8% against dollar, 8.2% against GBP, 6.5% against CHF and 6% against Euro. This has resulted in a forex loss of Rs. 25 crores for the quarter. We had outstanding hedges of $996 mn at the end of the quarter.

Though the effective tax rate for the quarter was about 28%, we expect it to be between 29% to 30% for FY16 due to increase in statutory tax rates in India and some of our SEZ units moving from 100% tax exemption to 50% tax exemption.

On the segment Performance, North America grew by 5.1%, Europe grew by 1.2%, and Rest of the World grew by 9.7%, while India has declined by 6.2%. Amongst vertical – RCL grew by 7.3%, Manufacturing by 5.4% FSI by 2.8% and ECS by 2.6%.

We have retained the constant currency guidance of 10 to 12% for FY16 which was given in April. Due to favorable cross currency movement between March 31st and June 30th, 10%-12% in constant currency now translates to 7.2% to 9.2% in US dollar reported terms, as compared to 6.2% to 8.2% that we gave in April. This is a sequential growth of 2.3% to 3.5% CQGR from Q2 to Q4 at June 30th rates.

We continue to expect our operating margins to be in the band of 25% (+/-1%).

With that I will open the floor for the questions. Thank you.

Moderator

Thank you very much, sir. Ladies and Gentlemen, we will now begin the Question-and-Answer Session. Our first question is from Anantha Narayan of Credit Suisse. Please go ahead.

Anantha Narayan

I had a couple of questions; one is Vishal, do you think Infosys is now in a better position to have revenue predictability across quarters or do you think that still requires some work done for that?

Vishal Sikka

I think that to a large degree especially when you look at services, based on the existing momentum of the existing contracts, we continue to have visibility. Beyond that we see sectoral influences, in particular, every once in a while when there is a ramp down, the negative effect on the revenue can hit us much more quickly than the positive effects of signing deals. So there continues to be certain degree of unpredictability over the quarterly basis and we are putting in systems and those of you familiar with my background, we are going towards becoming completely real-time in how we operate so that we have much better visibility and the ability to forecast and so forth. But having said that, we have enough visibility that we are maintaining our guidance that we have provided earlier of 10% to 12% growth at constant currency for the remainder of the year.

Anantha Narayan

Second question was, was there any spill over from the March quarter into this quarter?

Rajiv Bansal

There is no spill over. Last quarter during the earnings call, we did speak about certain ramp downs and we also spoke about certain deals which could not be closed in the last quarter. So there would always be, in a dynamic business environment certain projects which will move from quarter-to-quarter depending on the client decision making cycles, but there is nothing significant in this quarter that we have seen is coming because of the decisions taken in Q4.

Moderator

Thank you. Our next question is from Ankur Rudra of CLSA. Please go ahead.

Ankur Rudra

My first question is Vishal, clearly your initiative last quarter to increase central oversight in the top accounts has borne results. The question is how much of that is sustainable, when do you think you will go into a regular period where sales by itself will be very strong, you do not have to have the central oversight. That is question #1. Secondly, if you could highlight anything on Europe, the softness was it client-specific?

Vishal Sikka

I think we have great sales performance and great sales leadership. The purpose of bringing a dedicated focus to the top-15 accounts is because there is so much opportunity there and the opportunity to bring a company-wide focus on those accounts always helps more so than in a traditional regular account. So this is not so much a reflection on sales in anyway as in our ability to bring a broader companywide focus to be able to connect the dots better for these extremely important clients and as you said, we have seen the results there and we expect to continue to see the results there. Having said that the strong focus on the top clients is something that is a phenomenon that we see obviously in the early phases of this transformation, but we will obviously continue to bring this to every one of our client and you can expect to see that and also raise the floor to bring more and more clients into this higher bucket. And you can see that our performance in the top 50 mn+ clients that we have and 100 mn+ clients, 200 mn+ clients, all improved significantly over the course of the quarter.

Ankur Rudra

The second question was on Europe. Now, the weakness in Europe was it client-specific?

Pravin Rao

In Europe from a macro perspective we are not seeing any issue. So when we look back over the last 5 years, we notice that Q1 has been the weakest quarter from a growth perspective for Europe. So in some sense it is seasonal. We won 6 large deals this quarter, out of which 2 were in Europe; we have opened 14 new accounts; we are seeing good traction in some of the verticals like Financial Services, Manufacturing, Healthcare, Retail & CPG. So, it is not a secular trend, we expect Europe to pick up in the coming quarters.

Ankur Rudra

Pravin, if I could just get one more comment from you from the employee addition in 1Q appear to be a bit weaker than last quarter. Is this more of your strategy and action in terms of automation industrialization or was it more about planning for the rest of the year?

Pravin Rao

It is more planning for rest of the year, because we have had good success in automation so far but we still have long ways to go. So, it is more from a planning perspective.

Moderator

Thank you. Our next question is from Yogesh Agarwal of HSBC. Please go ahead.

Yogesh Agarwal

Just a couple of questions if I may. Firstly, Rajiv, sub-contracting cost has been going up; it is almost all-time high now. Is it change in deal profile or some initial ramp up of large deals?

Pravin Rao

On the sub-con, it is a combination of need for ramping up on some of the deals that we have done and sometimes a mismatch in skills. Particularly whenever we win deals, initial ramp up happens in US and at that time we have to ramp up immediately and sometimes it is a function of whether people with skills and visas are available. So that is one of the reasons. And in Q2 as well, we will probably expect to see similar trends because the new set of visas will start kicking in from October.

Vishal Sikka

One more thing I want to add to Ankur’s question earlier on automation, we have seen, as Pravin said, significant growth already in automation. I mentioned examples of infrastructure management where we saw 7.2% growth over the course of the quarter which has been one of the first beneficiaries of automation. We rolled out the Infosys Automation Platform within infrastructure management service to the first 10-clients and we saw productivity improvement of up to 37% and people savings of up to 17% in those cases. So this gives us a significant hope for bringing in automation as a value driver and amplification of our capability so that we can do more projects with less number of people, so that we can bring differentiation to our projects as well as address the margin and the RPP terms that Rajiv was talking about earlier. Beyond infrastructure management we have been bringing automation to more than 1,000 projects through our zero-distance initiative and we are continuing to think with Panaya significant role of automation in the packaged services, upgrade projects and package systems and things of this nature. So we are seeing a wide spread embrace of automation across the company and the early results of that are already starting to take shape and we fully expect that as we go forward, the role that automation plays and our work will continue to increase significantly.

Rajiv Bansal

I will just like to add to what Pravin said on the subcontractors. Subcontract is more of the way we plan because when we are looking at accelerating our growth, as a part of planning process we did increase the subcontractor spend to be able to cater to the immediate requirement of the clients in terms of skill set, visas and many other things. But having said that, yes subcontractors per capita cost is much higher than employee per capita cost. That is definitely a margin that is available to us. We are focusing on working on how to bring it down over a period of time and there is a lot of initiative in terms of hiring engine, in terms of skilling, re-skilling of people. So this is something that we are confident of, we are working towards it but as we accelerate our growth you would see this cost going up slightly. But over a period of time I think we should be looking at bringing this cost down.

Yogesh Agarwal

Right, thanks Rajiv. And just one more question, maybe for Vishal, this is regarding the consulting and PI business. So this business involves all this implementation of upgraded versions from software companies, now SAP is out with S4 and many believe this is the biggest upgrade in 20 years, do you guys believe it could have a big positive impact on Infosys PI business as well going forward?

Vishal Sikka

I think that every leading package services company is working to address the needs of the next generation real-time enterprise and especially the benefits of Cloud Computing to the core business. Having been at SAP for 12 years, I am extremely proud of the work that has happened with regard to HANA and the progress that S4 HANA has shown. I believe that we at Infosys are by far the best partners of SAP when it comes to helping enterprises on their journey to S4 HANA. But as enterprises adopt S4 HANA and they move forward on their S4 HANA journeys, we believe that Infosys will be distinguished partner for that, so we will see that growth. But having said that, I think that we will see every major Enterprise platform vendor continue to bring things and we with the scale that we have as well as the ability to train that we have, will continue to be the leading partner for our partners in their journeys.

Yogesh Agarwal

So in case assuming it is successful there will be more need for services going forward than it is today with the upgrade, will that be right assumption?

Vishal Sikka

That's absolutely right assumption. I mean if you look at the nature of complex deployments, because of the mission critical nature of these ERP systems, there tends to be a large variance in the versions that they run on. So one of the reasons that we did the Panaya acquisition was to help companies adopt the newer releases more productively, faster, more efficiently and Panaya is already helping do that, as I mentioned we have more than 100 engagements of Panaya that are already going on, 15 deals that we sold in the course of the quarter, 137 conversation that we have going on with clients. So we believe that tools like Panaya can help with that upgrade and the renovation journey that companies have. When you specifically look at the situation with SAP, obviously many of the customers on older releases will want to move to the latest one. Even in the newer releases the ECC6 and so forth will want to embrace the benefits of HANA. So as they do that, obviously we will see a need for the kind of services that Infosys can provide, in particular when you look at the simplification of the upgrade process or when you look at dealing with the custom code that sits in these deployments. More broadly, beyond S4 HANA we see that the enterprise landscape at customers is a permanently heterogeneous one, it is one that has this dual pressure of on the one hand keeping up with the latest that technology can offer and on the other hand continuing to manage the costs of these landscapes. So one of the things that we have laid out which went into effect in this last quarter under the leadership of Sanjay Purohit who runs our consulting organization, it is something that we call knowledge-based IT where we want to work as we have done with our engineering clients like Boeing, we want to bring the benefits of knowledge-based IT to all Enterprise IT landscapes. And in order to help them systematically gain control of the evolution of their IT landscapes to simultaneously lower the costs of these landscapes and continue to renovate them and bring new technologies, new experiences and new applications into their landscape without having to make trade off as we have been in the past. We have started to see the first adoption of knowledge-based IT go in to this effect and our attempt is to frame individual road maps like S4 HANA or Oracle Fusion or others in the context of this knowledge-based IT which we believe is a broader and a longer-term way to think about the evolution of enterprise IT landscapes.

Moderator

Thank you. Our next question is from Parag Gupta of Morgan Stanley. Please go ahead.

Parag Gupta

Hi, good afternoon everyone. Just two questions, first one to Vishal. Vishal if you could just help us understand, you have this keen focus on revenue per employee and we have seen that somewhere around $52,000 for the last few quarters, how do you see this trending up to $80,000 I mean what takes it up and over what timeframe? And the second question is to Rajiv, on your margins you maintained a margin band, but if you were to assume, if the rupee continues to remain at the current levels of 63.5, would you still maintain that band, and if you do then where are these incremental investments going into?

Rajiv Bansal

I will take the second question first. On the margin front, yes the rupee has depreciated by about 2.5% during the quarter which has given us a benefit of about 60 basis points on the bottom-line. Having said that I think we are on a journey which requires us to make a lot of investments into our existing capabilities, into new capabilities, into employees, into technology assets, into new acquisitions. We have to make investments. There is a lot of pent up demand. We have curtailed our investments over the last couple of years when our growth rates were lower and we have to balance the need of making investments as well as on the margin front because we have to grow at good margins. So we recognize that fact and it is a fine balance that we are striking, that balance worked well last year where we were able to improve our performance on the operating margins front by almost 190 basis points. This quarter also we have been able to balance it pretty well. But I would not want to say that just because of rupee depreciating it will show up on the bottom-line as you go along or when the rupee appreciates we will just reduce our bottom-line. I think for this year 24% to 26% in our view is the right margin which balances our need to make investments and also at the same time look at the expectations from the market and also in terms of attrition and other things that we have looked at. If you look at our attrition, it has significantly come down over the years, as I said on a standalone basis by 900 basis points, that is a result of all that investment that we have done in the last one year on the employee front. So there is a lot of need to make investment, but I think 24% to 26% operating margins for this financial year is a good margin at the guidance that we have given.

Vishal Sikka

And on the RPP point, I think that probably the most important measure of the success of the journey that we have in front of us is the improvement in the revenue per FTE. RPP is the traditional measure that services companies have used and I have articulated an even broader variant of that which is revenue per FTE to account for development of technology, IP and productized services as an augmentation to the people led services. We have seen a decline on that largely due the decline in the RPP. We have seen a 3.3% Rajiv decline at constant currency decline in RPP. Also if you look back on several other quarters, be it before that, you see that this is a trend. You also see that in the performance of the other companies in our industry and we believe that this is a fundamental, structural pressure that we face in the industry and that is why I have articulated a strong need for both bringing automation to our existing work and embracing that automation and complementing that with innovation, with being more creative, more strategic in being able to build strategic solutions for our clients. We have started to see this pick up momentum and as we see the momentum pick up in the decline in RPP across the board we see a further increase in the need for automation and the need for improved productivity and so forth.

So to think about the journey from where we are today to the $80,000 revenue per employee aspiration that I have laid out for 2020, we have to look at how will we achieve that and that will come by augmenting the work, by complementing the work of people with software. If you look at our performance with Panaya this last quarter, the Infosys sales team did 15 deals of Panaya, not the Panaya sales team, they did their own sales but the Infosys sales team did 15 Panaya sales. In manufacturing we did 8 and in all segments we brought Panaya to our clients. This is very significant. It is not yet significant from a revenue perspective, but this is very significant from a strategic perspective because we alter the traditional model of pitching an upgrade project as a people only project with now people plus software. So instead of x number of people going into an upgrade project now we have a smaller number of people and the Panaya software in there. The Panaya software is at a much higher margin and the smaller number of people allows us to improve our utilization, improve our RPP, improve the differentiation to the client by lowering the price but yet at the same time increasing the margin and increasing the RPP. We see that same thing happen in IAP, we see the same thing happen in Skava and we see that pattern repeating over and over across service lines. In BPO for example we are making a massive embrace of automation, in IVS our verification service, we are seeing a tremendous adoption of automation in the way model checking is used to define test, to do automation of test itself and so forth. The key to success in this dimension is going to be how we replace the people only projects with the people plus software where the software is monetized, it comes at a higher margin, we lower the number of people per project thereby increasing their productivity which is the virtuous cycle that Prof. Mashelkar talked about, “doing more with less for more.” Our focus is on accelerating that automation in our fixed price projects in particular so that the per capita RPP improves and we are able to continue to price the deals competitively given the situation in the market.

Moderator

Thank you. Our next question is from Sandeep Shah of CIMB. Please go ahead.

Sandeep Shah

Yes, thanks and congrats on a good start. This good start to the FY16, do you believe it is more weighted towards faster decision making cycle for the industry as a whole or it is more weighted towards the Infosys initiatives in terms of an aggression towards the deal pitching and deal winning? And as we commented that the deal win ratio has been going up, do you believe there is still a further room to improve and we can expect the TCV wins to improve going forward?

Vishal Sikka

I believe that yes we do expect that there is still room for improvement and that we will continue to improve both in terms of TCV and in our ability to win the deals. It is not so much a function of how the industry is changing or the client environment is changing as a function of the initiatives that we have taken to improve our ability to win deals and improve our innovation in our existing clients. Both are starting to show result. For example we have completely redesigned the way that we engage with our clients, the way that we pitch our proposals and so forth. So every one of the large deal wins that you see that happened in Q1 had at least some element of this new process that we have put in with a new team to help articulate, to help become much more deeply client centric in how we articulate our proposals.

See one of the things that I have seen in the industry over my last roughly one year here is somewhat aloof and detached nature of the RFPs and the RFP responses and so forth, instead of an intimate strategic engagement with our clients. I want to see us go more and more towards that latter and we have started to see that effect. So I would definitely ascribe it much more to the latter than to any shortening of the cycle with our clients.

Sandeep Shah

I am saying FCF-to-PAT ratio has not been up to the mark for the last two quarters even if we exclude the inorganic payment.

Rajiv Bansal

So there are two things, one is the dividend payout this quarter of about $528 mn that we paid, we increased the dividend payout to 50% and we had to catch up for the final dividend because it was 40% till the interim dividend and when we increase it we had to for the whole year catch up had to be done, so that was one. Second is the capex, as I told you there is a lot of capex pent up needs which were there for the last couple of years and we have started spending money on infrastructure. As we are accelerating our growth we need to build new campuses, buy more land, so a lot of investments happening on that side.

On the operational side the working capital requirements of the company have gone up because of the DSO. If you look at the date of sales outstanding of the last two quarters, has gone up from 61 days to 65 days to 68 days and that has definitely put more pressure on the working capital. This in line with what we are seeing in most of our client negotiations where the clients are asking for better payment terms especially in the Manufacturing and Retail sector, that has resulted in our DSO rates start to going up, there is nothing else that I am seeing there primarily. It is primarily because of these two things. In this quarter we have also paid Rs. 475 crores of taxes because of a draft assessment that we received from Indian Tax Authorities which is under appeal but we decided to pay 50% of that amount during the last quarter under protest.

So if you add up all this stuff with acquisition, dividend payout and tax payment is going to happen depending on the needs. But on the operational side I think it is the days of sales outstanding which is one parameter that we are tracking very closely in light of the better payment terms which the client is asking for and we have to see how we manage that going forward.

Moderator

Thank you. Our next question is from Diviya Nagrajan of UBS. Please go ahead.

Diviya Nagrajan

Hi, congrats on great execution in the quarter, couple of questions. Vishal you talked a lot about automation. We have been hearing a lot of good things about the IAP but there seems to have been movement from your competitors as well, we have heard of new cognitive platforms that are coming up on the AI based automation side. What is Infosys's response to these kind of initiatives and what do you see as revenue opportunity for these kind of initiatives?

Vishal Sikka

Well I think that what you see happening in the industry is a natural course of evolution of systems towards more and more automation, towards bringing more and more intelligence into our software systems. So I am not surprised that others have started to follow in the same direction. We are seeing an embrace of automation and of Artificial Intelligence across the board both in terms of improving the productivity of existing service lines as well as in opening up completely new kinds of engagement that were never possible before.

I will just give you two examples – so I mentioned already Automation and the role that AI is playing in helping renew our service lines. For example in BPO, we are bringing automation to help improve the productivity of our employees, in IVS we are using advanced AI based techniques to help do more automated testing of software all the way from model specification, from writing the specs of the tests, to actually conducting the test, and improving the coverage of test and so forth. In Infrastructure Management, I already talked about how the role that AI and Automation plays. In the level-I and level-II type of service desk type work, Automation can help improve and automate the processes that people follow for routine kinds of things, but in more advanced help desk resolution in L2, L3 help desk situations you need much more comprehensive AI capabilities to understand language, to understand the content of servicing customer’s systems, and things of this nature.

So that is bringing AI into the existing service lines, but when you think beyond that we believe that there is a great need to build new kinds of applications that were never possible before in predictive analytics, in forecasting, in data mining and generally in bringing AI solutions to bear on problems that were not solved before. We are seeing a great adoption of that as well. We have been working with our clients on AI. Infosys Information Platform also has AI capability since the very beginning and we have already more than 30 engagements going with complex Artificial Intelligence system in helping, for example, in balancing aircraft, in doing modeling of customer behavior, in doing fraud detection, in doing predictive modeling of maintenance models for complex machines, and things of this nature. So we see that AI and AI as an amplifier of human abilities is fundamental to the future of our company and our industry. And so I think the work that you are seeing being done by the others in largely following the language and the strategies that we have laid out is I think a natural course of events.

Diviya Nagrajan

So you don’t think that Infosys has to play a catch up as far as cognitive systems are concerned?

Vishal Sikka

Catch up to what?

Diviya Nagrajan

What is a cognitive system initiative, is IAP also equally cognitive. We have been hearing of a system that can basically predict and maintain say for instance, infrastructure which you talked about pre-emptively like for instance one of the unlisted company that we keep hearing about is IPsoft which has launched a semi or cognitive platform and now they are talking about a call center cognition software as well. Is that something in the same direction as we are proceeding, and when do we see products in the market that will be branded on the Infosys IAP?

Vishal Sikka

My entire thesis around the evolution of Infosys that I have been talking about for the last one year is around the embrace of these technologies. My own background is in this as you can go and see my educational work that I have done in Artificial Intelligence over the last 25 years, I see that the work that we have been doing, when I started at Infosys we already had a bunch of AI initiatives going on. We have dramatically strengthened that. We have our Class on Artificial Intelligence that we started back in July or August of last year has now more than 2000 people that have gone through that. We have been working with our clients on AI projects. You always hear about small little efforts from others in various ways when using terms like Cognitive Systems and Cognitive Computing and things like that. While we have been working with AI systems at our clients and basically in every vertical and we are bringing that to every one of our ongoing project, so AI and automation and these things are not a center of excellence at our company where, oh! here are the 20 people who are working on this thing. It is something that we are doing at a massive scale and we have already been doing it for quite a while. So my view is in that sense different from yours. I see others in the industry following in our footsteps and so I find it awkward to answer your question that are we playing catch-up.

Divya Nagarajan

Fair enough. Just one last question, you had alluded to volatility on a quarter basis. Now we are used to seeing a certain seasonality in Infosys’ business so far. How do we reconcile the two? Are we looking at the seasonality in the broad sense remaining intact and within that there is a certain volatility or how should I read that statement?

Rajiv Bansal

This is a dynamic business. You would see volatility and with 60% of revenues coming from time and material projects depending on the number of working days as we have in each quarter, you would see volatility in the revenue growth that we publish quarter-on-quarter and that is the reason we say that you should not look at our company’s performance on a quarter-to-quarter basis but look at it from a year-on-year in a medium-to longer-term, how the company’s different parameters are panning out. Having said that, I think our H2 is always a weaker part of the year. Q3 and Q4 have traditionally been the weaker quarters for the industry as well as for the company. We have taken cognizance of that much earlier in the year this time after having learnt from the Q4 of last year. We are putting in place a lot of processes to ensure that our Q3 and Q4 are not a surprise and are in line with what we expect. There is a lot of work happening in terms of the deal wins and the order booking and what will sustain a good Q3 and Q4. Having said that, things like number of working days and the client budget cycles are beyond our control, so you would see the impact in those quarters but we are doing everything that we can do in our capacity to ensure that the second half of the year is as good as the first half.

Moderator

Thank you. We will take the next question from Sagar Rastogi of Ambit Capital. Please go ahead.

Sagar Rastogi

Thanks for taking my question. A quick follow-up actually to the previous question, so last quarter you had indicated that seasonal softness in Q3 and Q4 would be less pronounced, so that statement still stands, right? I just wanted to confirm that.

Vishal Sikka

So traditionally we have seen that the second half of the year is generally weak compared to the first half and I believe that this year we are better prepared for that. In particular many of the innovation-oriented initiatives, the automation and operational efficiency oriented initiatives will help us not see that over the course of the second half of the upcoming year. But I want to be cautious about that and see how we go in our execution as the year develops. But I do believe that many of these structural changes that we have put into place around grassroots innovation and zero distance and so forth and bringing automation in AI to our existing service plans, as well as the adoption of the new technology that we have been building, will help us have better performance in the second half of the year. That is our wish and that is our execution plan and that is our hope but we want to be cautiously optimistic about that.

Sagar Rastogi

Understood. And also Vishal you talked about improving the RFP process. So just wanted to get some more details on how you are doing this. You have talked about maybe training those people but are you also adding more headcount there, are you changing maybe the type of people who you employ in the pre-sales department, for example, just some additional color would be helpful.

Vishal Sikka

It is fundamentally about improving the quality of our proposal, improving the way that we engage with clients and we articulate the value of what we bring to the table. So we have established a dedicated team to do that. It is led by a great design thinker, Shabana. She runs this team. Our endeavor there is primarily to become much more empathetic to the client, to the understand the nature of their strategic situation, there objectives and help address that with a much more compelling value proposition, much more compelling offering that addresses those needs in a unique and an uniquely differentiated kind of a way and also in the nature of the articulation itself that we have focused on. It is not a dramatic increase in the size of the team or anything like that it is simply an improvement in the quality of how we do these things. Given the early nature of this, this is something that has impacted the large deal so far and over time our endeavor will be to make this a cultural effect that goes into every aspect of our work. Our unified consulting organization has already been working in this direction by bringing Design Thinking as a mechanism to articulate the value of what we do to our top clients, top 200 clients in this case, as well as having strategic engagements around both renewal of their existing landscape and bringing new kinds of systems to them. That is what the nature of the activity so far has been. It has helped improve our win rates; it has helped us get many of these large deals that we talked about done at a significantly better rate than we did before. Already in the month of July, we have done a few additional of these large deals. So we expect to see good results as a result of this initiative, but again as I said before, my wish for our company certainly but also for the industry is that we get away from this idea of RFPs which is fundamentally somehow seems to be about a failure to decide. I will rather go towards more client intimacy, more understanding of an amplification of clients abilities with what we can bring and then therefore we can have more strategic engagements and more strategic dialogues with clients.

Sagar Rastogi

Great. And just a quick follow-up to that and I completely understand where you are coming from, but just wanted to understand if this team that you have built led by Shabana is a separate team sort of overseeing the quality of proposals, what are you doing to sort of change the culture of the entire organization internally to get this right. Is it more training or is it basically even changing the job descriptions or roles in pre-sales?

Vishal Sikka

It is about training, it is about creating a new culture of customer centricity and the team itself doesn't take over from the work that is done by our regular sales colleagues but it is about having this team as an amplifier of the ability of our team to better articulate the value so that they become better equipped at better understanding the situation at the client and better articulate the value. It's a combination of that. So ultimately I guess you could say it comes down to better training but it is really in how we understand, how we create a solution, how we create the architecture of the solution, how we estimate the value that we provide and so forth and also in being able to articulate that. And so yeah, you could say that that is a training activity.

Moderator

Thank you. Our next question from Kawaljeet Saluja of Kotak Securities. Please go ahead.

Kawaljeet Saluja

I just have a house keeping question. Was there any one-off hardware pass through amount which was booked in revenues? And second, were there more number of billing days than usual which helped you grow in this quarter?

Rajiv Bansal

There is no one-off revenue per se that you defined. There would always be certain revenues which come based on the nature of the work that we do for the client which could get recognized in a particular quarter but have not seen anything substantial or significant this quarter which is different from the last quarter. License sale would typically get recognized if it is sold as a standalone deal in the quarter that we sell. So if you look at Finacle or our IP based businesses, they would typically have certain seasonality in terms of when we close the deal and when we deliver the licenses but nothing significant that I have seen this quarter.

On the working day impact, yes, the working days do vary quarter-on-quarter and this quarter we had two extra working days both at onsite locations and offshore locations which has helped us in delivering a better growth during the quarter. But as I said, this number of working days would vary. Typically Q1 and Q2 would have more working days and Q3 and Q4 would have lesser working days but that is something which is based on the calendars and the holiday calendars in different geographies that we operate in.

Moderator

Thank you. Our next question from Manik Taneja of Emkay Global. Please go ahead.

Manik Taneja

Just wanted your thoughts both in terms of how do you see demand from Financial Services both across US and Europe, if you could divide your comments across the two geographies that was question number one. Second question was with regards to the performance in top customers. You have done extremely well with regards to growth over there. If you could outline what has driven the stronger growth within top customers, any particular service lines that you could call out? Thank you.

Vishal Sikka

So we have had a great growth, 5.7% growth in our top 10 accounts and that is a result of the innovation work that we have been bringing to the ongoing projects at the clients as well as improving the strategic engagement with the clients. I laid that out already earlier that it is about increasing the focus on the clients, being able to better connect the dots across the organization and bringing the power of the entire organization to bear on the top clients that has produced this result. We do expect, we do want to see that continue to grow and expand to also the additional clients more at the bottom as we go down that pyramid of our clients. With regard to Financial Services we had a record quarter under the leadership of Mohit, so let me ask him to comment on where we are going.

Mohit Joshi

In Financial Services as we have maintained for several quarters that we are cautiously optimistic. I believe that our key themes of industrialization, of Digital and of helping clients meet their regulatory and compliance agenda, that message is resonating with the clients and if you see this quarter, our growth, is based on organic growth but it’s also based on new client acquisitions. Vishal spoke about a couple of deals, Deutsche Bank and Allied Irish Bank. So it’s also based on these and several other large deals. So for the remainder of the year we remain cautiously optimistic about the opportunities in the sector based obviously on the fact that the themes are resonating, the points of views are in place and we are growing our list of clients.

Manik Taneja

Sure. Essentially with regards to Financial Services on one of the media interviews you guys indicated that you are very confident about growth in Financial Services. Should we expect Financial Services to grow ahead of company?

Mohit Joshi

Yeah, like I said, we remain cautiously optimistic about the Financial Services sector. I am not a soothsayer but as of now it looks very promising indeed.

Vishal Sikka

Perhaps I can add to Mohit’s caution by saying that we fully expect to be very optimistic about our performance in the Financial Services world. But as Mohit has said we had a great quarter in Financial Services. We had some effect from Insurance and a couple of clients which we don’t believe is structural and we are excited about where this journey is headed and in particular as you see the results of banks coming in, we do believe that there is tremendous opportunity for both renovation of existing legacy landscapes. As Mohit said, as well as bringing new kinds of innovations in the Financial Services world.

Moderator

Thank you. Ladies and gentlemen, that was our last question. I now hand the floor back to Mr. Sandeep Mahindroo for closing comments.

Sandeep Mahindroo

We would like to thank everyone for joining us on this call and we look forward to talking to you again. Thanks and have a good day.

Moderator

Thank you. Ladies and gentlemen on behalf Infosys that concludes this conference call. Thank you for joining us and you may now disconnect your lines.